FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA AGM 2005 Resolutions

“BBVA, S.A.”, in compliance with article 82 of the Spanish Securities Market Act (Ley de Mercado de Valores), hereby informs you of the following:

General Meeting of shareholders of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. held on 26 February 2005: RESOLUTIONS PASSED

First resolution.-

1.- To approve, in accordance with the terms of the legal documentation, the annual accounts (balance sheet, income statement and the annual report) plus the management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2004, as well as the annual accounts (balance sheet, income statement and annual report) and management report for the consolidated BBVA group corresponding to the same financial year.

2.- To approve the application of the 2004 earnings of Banco Bilbao Vizcaya Argentaria, S.A., to the amount of 1,605,595,025.64 EUROS (one billion, six-hundred and five million, five-hundred and ninety-five thousand, twenty-five euros, sixty-four cents), distributed in the following manner:

The sum of 1,498,756,603.01 euros (one billion, four-hundred and ninety-eight million, seven-hundred and fifty-six thousand, six-hundred and three euros, one cent) shall be used to pay dividends, of which 1,017,255,612.90 euros (one-billion, seventeen million, two-hundred and fifty-five thousand, six-hundred and twelve euros, ninety cents) have already been paid out in the first, second and third interim dividends to the 2004 account. Thus, the remaining 481,500,990.11 (four-hundred and eighty-one million, five-hundred thousand, nine-hundred and ninety euros, eleven cents) shall be used to settle the equalising dividend for 2003 of 0,142 EUROS (fourteen point two cents) per share, which shall be paid out to the shareholders on 11th April 2005.

The sum of 87,728,422.63 euros (eighty-seven million, seven-hundred and twenty-eight thousand, four-hundred and twenty-two euros sixty-three cents) shall be used to provision the bank’s voluntary reserves.

The sum of 19,110,000 euros (nineteen million, one-hundred and ten thousand euros) shall be used to provision the banks legal reserve.

To resolve that the sums paid as interim dividends plus the sum destined to the complementary dividend constitute the total amount of the dividend for the financial year for the Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the Board of Directors according to which the aforementioned sums were paid as interim dividends.

3.- To approve the management of the Board of Directors of the Banco Bilbao Vizcaya Argentaria, S.A. in 2004.

4.- To authorise the chairman, Mr. Francisco González Rodríguez, and the company secretary, Mr. José Maldonado Ramos, severally, to deposit the annual accounts, management reports and audit reports corresponding to the bank and its consolidated group, as well as to issue the certificates referred to in article 218 of the Company Act (Ley de Sociedades Anónimas) and in article 366 of the Company Registry regulations.

Second resolution.-

Pursuant to article 36 of the company bylaws, to re-elect for a five-year term as member of the board of directors: the chairman, Mr. Francisco González Rodríguez, Spanish national of full age, married and domiciled at Paseo de la Castellana no. 81, Madrid, with Spanish Tax ID no. 32.318.340M, and the current directors, Mr. Ramón Bustamante y de la Mora, Spanish national of full age, married and domiciled at Paseo de la Castellana no. 81, Madrid, with Spanish Tax ID no. 2,483,109; Mr. Ignacio Ferrero Jordi, Spanish national of full age, married and domiciled at Paseo de la Castellana no. 81, Madrid, with Spanish Tax ID no. 46,201,504 R and Telefónica de España, S.A., Unipersonal, Spanish national, domiciled in Madrid (Gran Vía no. 28), constituted by public deed granted 24th April 1998, before the notary of Madrid, Mr. Agustín Sánchez Jara and recorded in his ledger of public records under his number 3,028, and in the Madrid Company Registry under volume 13,170, book 0, folio 27, section 8, sheet M-213,180, inscription 25. Tax identification number A-82/018474.

Consequently, pursuant to paragraph 2 of article 34 of the company bylaws, to determine the number of directors at fifteen.

Third resolution.-

To raise by 50,000,000,000 (50 billion) euros the maximum nominal amount delegated to the board of directors by the company’s annual general meeting, 28th February 2004, under item three of its agenda, to issue, conditional on compliance with applicable legal provisions and obtaining due permits, in the maximum legal period of five years, on one or several occasions, directly or through subsidiaries fully underwritten by the bank, all kinds of debt instruments, documented by obligations, bonds of any kind, promissory notes, debentures of any kind, warrants totally or partially exchangeable for shares already issued in the company or any other company, or payable by differences, or any other fixed-income nominal or bearer securities, in euros or other currency, that may be subscribed in cash or in kind, simple or with any kind of guarantee, including a mortgage guarantee, with or without the incorporation of rights (warrants), subordinate or not, for a fixed or open tenor, totally or partially exchangeable for shares already issued in the company or any other company. Consequently, the maximum nominal amount authorised is established at 121,750,000,000 (one-hundred and twenty-one billion, seven-hundred and fifty million) euros.

Likewise, under the same terms and conditions established in the afore-mentioned resolution passed by the AGM, 28th February 2004, to authorise the board of directors to establish and determine, in the manner it deems appropriate, any other conditions inherent to each issue, with regard to the interest rate (fixed, floating or indexed), issue price, par value of each certificate, its representation in single or multiple certificates or book entries, form and date of redemption, and any other aspects related to the issue. To authorise the board of directors to request listing of the securities issued on official stock exchanges and other competent bodies, subject to their admission, listing and de-listing standards, putting up such guarantees or commitments as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the AGM resolution, 28th February 2004. Also, to confer authorisation on the board of directors such that, pursuant to article 141 of the Company Act, it may substitute the powers delegated by the AGM regarding the above resolutions to the executive committee, with express powers of substitution for the chairman of the board, the chief operating officer and/or any other director or representative of the company.

Fourth resolution.-

1.- Repealing the resolution adopted at the Annual General Meeting, 28th February 2004, under its agenda item seven, insofar as it was not implemented, to authorise the company such that, directly or through any of its subsidiaries, during a maximum period of eighteen months as of the date of this present AGM, it may purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and as many times as it considers appropriate, by any means permitted under law, including charging them to the year’s profits and/or unrestricted reserves, as well as to dispose of them or redeem them at a later date, all in accordance with article 75 and others of the Company Act (Ley de Sociedades Anónimas).

2.- To approve the limits or requirements on these acquisitions, which shall be as follows:

That the nominal of the shares purchased, added to those already in possession of the Bank and its subsidiaries will at no time exceed five per cent of the share capital of Banco Bilbao Vizcaya Argentaria, S.A., always respecting any limitations on the purchase of treasury stock established by the regulatory authorities governing the markets on which Banco Bilbao Vizcaya Argentaria, S.A. securities are listed.

•	That the bank’s balance sheet provision a restricted reserve, under Liabilities, equivalent to the sum of treasury stock calculated under Assets. This reserve must be held until the disposal or redemption of the shares.

•	That the shares acquired be fully paid up.

•	That the purchase price will not be below the nominal price nor 20% above the listed price or any other price associated to the stock on the date of purchase or, in the case of derivatives, on the date of the call contract. Operations to purchase treasury stock will respect the rules and customs of securities markets.

3.- Express authorisation is given for stock purchased by the bank or any of its subsidiaries under this authorisation to be wholly or partly assigned to workers, employees or directors of the bank when they have an acknowledged right, either directly or as a result of exercising any option rights they may hold, as established in the final paragraph of article 75, section 1 of the Company Act (Ley de Sociedades Anónimas).

4.- To reduce share capital in order to redeem such treasury stock as the bank may hold on its balance sheet, charging this to profits or free reserves and for the amount which is appropriate or necessary at any time, to the maximum value of the treasury stock existing at any time.

5.- To authorise the board, in accordance with article 30 c) of the company bylaws, to implement the above resolution to reduce share capital, either all at once or on several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking such procedures, arrangements and authorisations as necessary or as required by the Company Act (Ley de Sociedades Anónimas) and other applicable provisions. Specifically, the board is delegated, within the time and limits established for the afore-mentioned execution, to establish the date(s) of each capital reduction, its/their timeliness and appropriateness, taking into account market conditions, listed price, the bank’s economic and financial position, its cash position, reserves and corporate performance and any other factor relevant to the decision; specifying the amount of the capital reduction; determining where the sum of the reduction be assigned, either to a restricted or unrestricted reserves, providing the necessary guarantees and complying with legally established requirements; adapting article 5 of the corporate bylaws to reflect the new figure for share capital; requesting de-listings of the redeemed stock and, in general, adopting any resolutions necessary to be able to able to redeem or reduce capital as resolved, designating the people able to formalise these actions.

Fifth resolution.-

To re-elect Deloitte & Touche España, S.L. as auditors for the 2005 accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group. The firm of Deloitte & Touche España, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, no. 65 and its tax code is C.I.F. B-79104469; it is entered in the Official Spanish Registry of Account Auditors and the Madrid Mercantile Registry under volume 13,650, folio 188, section 8, sheet M-54414.

Sixth resolution.-

To confer on the board of directors, with express powers of substitution by the executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this Annual General Meeting. The board or its substitute may establish, complete, develop and amend the resolutions adopted by this AGM making such arrangements as may be necessary with the Bank of Spain, the Treasury and Financial Policy Department, the CNMV (Spanish Securities Market Commission), the body overseeing OTC trading, the Company Registry and any other public or private organisations. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish announcements required by law; (iii) grant any public or private documents they deem necessary or advisable and (iv) take such steps as necessary or advisable to put the resolutions into effect, and in particular, to have them lodged with the Company Registry or other registries where they should be entered.

WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	February, 26th 2005	By:	/s/ Javier MALAGON NAVAS
		Name:	Javier MALAGON NAVAS
		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.